

Mail Stop 4561

June 11, 2009

Charles M. Sprock
Chairman of the Board,
President and Chief Executive Officer
Rome Bancorp, Inc.
100 W. Dominick Street
Rome, NY 13440-5810

> **Re: Rome Bancorp, Inc.**
> **Form 10-K**
> **Filed March 6, 2009**
> **File No. 000-27481**

Dear Mr. Sprock:

We have reviewed your response dated June 3, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   We note that your response letter dated June 3, 2009 did not include the Tandy language as requested in our comment letter dated May 19, 2009. Please provide this language in response to the comments contained herein. Please note that the Tandy representations must be made by the company.

Item 11. Executive Compensation

Compensation Philosophy, page 14 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 4 in our letter dated May 19, 2009 that the company "does not use benchmarks or peer companies to determine compensation" and that the company "does not fix any element of compensation against specific performance measures of [peer] institutions." However, benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision. Refer to Regulation S-K Compliance & Disclosure Interpretation 118.05. Thus, although the company may not fix any element of compensation against specific performance measures of peer institutions, it appears, based on disclosure contained in the definitive proxy statement that the registrant benchmarks certain elements of compensation to its peers. For example, we note the disclosure that "[t]he Compensation Committee uses its own criteria coupled with current and historical peer comparisons to establish base salary and other compensation for the Chief Executive and other officers." To the extent the company does not benchmark compensation to its peers, please provide to the staff proposed revised disclosure that will be included in future filings that makes this fact clear. If, however, the company does, indeed, benchmark compensation to its peers, please identify to the staff the component companies that make up the compensation peer group and revise future filings accordingly.

Annual Incentive Bonus, page 16 of Definitive Proxy Statement on Schedule 14A

3.   We note your response to comment 5 in our letter dated May 19, 2009. Please disclose to the staff the performance targets mentioned in the first sentence of your response that were utilized in 2008, and confirm that these performance targets will be disclosed in future filings. In addition, to the extent the company uses CAMEL ratings in determining incentive compensation in the future, please disclose this fact in future filings.

Signature Page

4.   We note your response to comment 10 in our letter dated May 19, 2009, including your proposal to replace references of "principal financial officer" with "chief accounting officer." Please note that the Form 10-K must be signed by both the principal financial officer and the principal accounting officer. Refer to General Instruction D(2)(a) of Form 10-K. Therefore, please confirm that future filings will identify the principal financial officer and chief financial officer. Note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(b) of Form 10-K.

                    *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3418 with any questions.

Sincerely,

William C-L Friar
Senior Financial Analyst

cc: By fax (202) 408-6399
        Matthew Dyckman
        Sonnenschein Nath & Rosenthal LLP